DR. C. THOMAS CASKEY JOINS MDS INC. BOARD

Toronto, Canada - April 20, 2005 - MDS Inc. (TSX: MDS, NYSE: MDZ), a global health and life sciences company, is pleased to announce that Dr. C. Thomas Caskey has joined its Board of Directors.

Dr. Caskey serves as Managing Director of Cogene BioTech Ventures Ltd., where he focuses on expansion-stage investments in the biopharmaceuticals and biotechnology sectors. Dr. Caskey served Baylor College of Medicine for nearly 30 years in several senior positions, including Chairman of the Department of Molecular and Human Genetics, where he continues to be an adjunct professor. He was Senior Vice-President, Human Genetics and Vaccines Discovery at Merck Research Laboratories, and Trustee and President of the Merck Genome Research Institute. He also served as President of the American Society of Human Genetics and the Human Genome Organization.

"Dr. Thomas Caskey's expertise and knowledge in health and life sciences will be extremely valuable to MDS," said John Mayberry, Chairman of the Board, MDS Inc. "His wealth of industry experience will broaden our depth of understanding at the Board level."

"We are delighted to have an executive with Thomas' medical and scientific experience join our Board," said John Rogers, CEO, MDS Inc. "His contribution will help guide MDS as we execute on our action plan to position the company for long-term success."

Dr. Caskey has been awarded numerous academic and industry-related honours for his work in human genetics, and currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences, and serves on the Boards of a number of private and public corporations, including Lexicon Genetics Inc. and Luminex Corp.

Dr. Caskey is a graduate of the University of South Carolina and holds a Doctor of Medicine degree from the Duke University School of Medicine.

About MDS

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:

Investor Relations: Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com	Media Relations: Mike Nethercott Vice-President, Corporate Marketing and Communications 416-675-6777 x 4656 mnethercott@mdsintl.com